Exhibit 99.3

Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended June 30, 2024 and 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Standard Lithium Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Standard Lithium Ltd. and its subsidiaries (the Company) as of June 30, 2024 and 2023, and the related consolidated statements of comprehensive income (loss), of changes in equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

September 24, 2024

We have served as the Company’s auditor since 2022.

PricewaterhouseCoopers LLP

PwC Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T.: +1 604 806 7000, F.: +1 604 806 7806, Fax to mail: ca_vancouver_main_fax@pwc.com

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

STANDARD LITHIUM LTD.

Consolidated Statements of Financial Position

As at June 30, 2024 and June 30, 2023

(Expressed in thousands of Canadian dollars)

	2024	2023

ASSETS
Current assets
Cash	$52,893	$59,612
Restricted cash	472	—
Receivables	415	468
Prepaid expenses	1,853	1,969
Receivables – unconsolidated affiliates (Note 13)	1,160	—
	56,793	62,049

Non-current assets
Reclamation deposit	86	83
Investment in joint ventures (Note 5)	200,897	—
Financial asset - FID (Note 4)	64,409	—
Exploration and evaluation assets (Note 8)	62,882	99,952
Intangible assets (Note 9)	1,347	1,432
Right of use asset (Note 11)	974	1,233
Property, plant and equipment (Note 7)	2,070	2,765
Investment in Aqualung Carbon Capture SA (Note 6)	3,420	3,314
Advances and deposits	108	2,669
	336,193	111,448

TOTAL ASSETS	$392,986	$173,497

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$11,241	$12,737
Lease liabilities – short-term (Note 11)	521	512
Accounts payable – unconsolidated affiliates (Note 13)	5,472	—
	17,234	13,249
Non-current liabilities
Lease liabilities – long-term (Note 11)	468	739
Deferred income tax liabilities (Note 14)	35,373	—
Decommissioning provision	137	133
	35,978	872

TOTAL LIABILITIES	53,212	14,121

EQUITY
Share capital (Note 12)	293,528	272,419
Reserves (Note 12)	45,946	35,888
Retained earnings (deficit)	(1,258)	(148,707)
Accumulated other comprehensive income (loss)	1,558	(224)
TOTAL EQUITY	339,774	159,376

TOTAL LIABILITIES AND EQUITY	$392,986	$173,497

Commitments (Notes 8), Financial asset (Notes 4 & 15), Contingencies (Note 18) and Subsequent events (Note 19)

Approved by the Board of Directors and authorized for issue on September 24, 2024.

“Robert Cross”	“Claudia D’Orazio”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

STANDARD LITHIUM LTD.

Consolidated Statements of Comprehensive Income (Loss)

For the years ended June 30, 2024 and 2023

(Expressed in thousands of Canadian dollars, except share and per share amounts)

	2024	2023

Expenses
Share-based compensation (Note 12)	$10,751	$16,983
Demonstration plant operations (Note 10)	9,924	13,974
Consulting fees	6,444	3,876
Office and administration	4,914	4,148
Professional fees	3,719	2,323
Management and directors’ fees (Note 13)	3,372	3,244
Salaries and benefits	2,946	310
Patent	975	932
Amortisation of property, plant and equipment (Note 7)	907	214
Travel	842	600
Amortisation of office leases (Note 11)	556	274
Filing and transfer agent	533	585
Advertising and investor relations	308	545
Amortisation of intangible assets (Note 9)	85	110
Project investigation	—	1,208
Foreign exchange gain	(866)	(4,035)
Loss from operations	(45,410)	(45,291)

Gain on deconsolidation of subsidiaries (Note 4)	226,418	—
Interest and other income	1,249	3,348
Fair value gain on financial asset - FID (Note 15)	530	—
Investment loss from joint ventures (Note 1)	(214)	—
Interest and accretion expense	(84)	(46)

Net income (loss) before income taxes	182,489	(41,989)
Deferred income tax expense	(35,040)	—
Net income (loss)	147,449	(41,989)
Other comprehensive income (loss)
Item that may be reclassified subsequently to income or loss:
Currency translation differences of foreign operations	3,301	522
Currency translation differences reclassified to net income (Note 4)	(1,519)	—
Total comprehensive income (loss)	$149,231	$(41,467)

Weighted average number of common shares outstanding
Basic	176,930,274	168,578,197
Diluted	179,419,385	168,578,197
Earnings (loss) per share
Basic earnings (loss) per share	$0.83	$(0.25)
Diluted earnings (loss) per share	$0.82	$(0.25)

The accompanying notes are an integral part of these consolidated financial statements.

STANDARD LITHIUM LTD.

Consolidated Statements of Changes in Equity

For the years ended June 30, 2024 and 2023

(Expressed in thousands of Canadian dollars, except share amounts)

					Accumulated
	Number			Retained	other
	of	Share		earnings	comprehensive
	shares	capital	Reserves	(deficit)	income (loss)	Total equity

Balance, June 30, 2022	166,402,197	$262,047	$21,945	$(106,718)	$(746)	$176,528
Share-based compensation	—	—	16,983	—	—	16,983
Share issuance costs	—	(75)	—	—	—	(75)
Stock options exercised	5,950,000	8,447	(3,040)	—	—	5,407
Shares issued for exploration and evaluation assets (Note 6)	400,000	2,000	—	—	—	2,000
Net loss for the year	—	—	—	(41,989)	—	(41,989)
Currency translation differences for foreign operations	—	—	—	—	522	522
Balance, June 30, 2023	172,752,197	$272,419	$35,888	$(148,707)	$(224)	$159,376
Share-based compensation	—	—	10,751	—	—	10,751
Shares issued under At-The-Market (“ATM”) (Note 12)	10,613,059	21,309	—	—	—	21,309
Share issuance costs	—	(1,663)	—	—	—	(1,663)
Stock options exercised	550,000	1,463	(693)	—	—	770
Net income for the year	—	—	—	147,449	—	147,449
Currency translation differences of foreign operations	—	—	—	—	3,301	3,301
Currency translation differences reclassified to net income (Note 4)	—	—	—	—	(1,519)	(1,519)
Balance, June 30, 2024	183,915,256	$293,528	$45,946	$(1,258)	$1,558	$339,774

The accompanying notes are an integral part of these consolidated financial statements.

STANDARD LITHIUM LTD.

Consolidated Statements of Cash Flows

For the years ended June 30, 2024 and 2023

(Expressed in thousands of Canadian dollars)

	2024	2023

Operating activities
Net income (loss)	$147,449	$(41,989)
Add items not affecting cash
Share-based compensation	10,751	16,983
Deferred income tax expense	35,040	—
Foreign exchange	(1,205)	(3,575)
Investment loss from joint venture (Note 5)	214	—
Gain on deconsolidation of subsidiaries	(226,418)	—
Unrealized gain on fair value of financial asset - FID (Note 15)	(530)	—
Amortisation	992	324
Amortisation - office leases	556	274
Interest expense	84	47
Net changes in non-cash working capital items:
Receivables	53	667
Prepaid expenses	103	755
Advances and deposits	2,467	(2,585)
Accounts payable and accrued liabilities	1,442	3,981
Receivables – unconsolidated affiliates	(1,160)	—
Accounts payable – unconsolidated affiliates	5,472	—
Net cash used in operating activities	(24,690)	(25,118)

Investing activities
Exploration and evaluation assets	(42,385)	(51,257)
Proceeds received from disposal of subsidiaries	41,116	—
Aqualung Carbon Capture pilot plant development	(68)	(1,778)
Purchase of property, plant and equipment	(1,015)	(199)
Purchase of short-term investment	(472)	—
Patent	—	(41)
Net cash used in from investing activities	(2,824)	(53,275)

Financing activities
Proceeds from issuance of shares	21,309	—
Exercise of options	770	5,407
Lease payments	(638)	(314)
Share issuance costs	(1,663)	(75)
Net cash provided by financing activities	19,778	5,018

Effect of exchange rates on cash	1,017	3,922
Net change in cash	(6,719)	(69,453)
Cash, beginning of year	59,612	129,065
Cash, end of year	$52,893	$59,612
Supplemental cash flow information (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

1.	Nature of Operations

Standard Lithium Ltd. (the “Company”) was incorporated under the laws of the Province of British Columbia on August 14, 1998 under the name Tango Capital Corp. On April 7, 1999, the Company changed its name to Patriot Capital Corp. and then to Patriot Petroleum Corp. effective March 5, 2002. On December 1, 2016, the Company continued under the Canadian Business Corporations Act and changed its name to Standard Lithium Ltd. The Company’s principal operations are comprised of exploration for and development of lithium brine properties in the United States of America (“USA”). The Company also has significant investments in joint venture arrangements for the development of lithium brine production facilities which are also in the exploration phase.

The address of the Company’s corporate office and principal place of business is Suite 1625, 1075 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3C9. The Company’s shares are listed on the TSX Venture Exchange and NYSE American Stock Exchange under the symbol “SLI” and the Frankfurt Exchange in “S5L”.

2.	Basis of Presentation
a)	Statement of compliance

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

These consolidated financial statements have been prepared on a going concern basis.

b)	Basis of consolidation

The consolidated financial statements of the Company include the accounts of the Company and its subsidiaries. A subsidiary is an entity over which the Company has control. The Company controls an entity when the Company is exposed to, or has the rights to, variable returns from the Company’s involvement with the entity and has the ability to affect those returns through the Company’s power over the entity.

The results of the Company’s subsidiaries are included in the consolidated financial statements from the date that control commences until the date the control ceases. All intercompany transactions and balances have been eliminated.

The Company’s most significant subsidiaries are presented below:

Ownership
- Arkansas Lithium LLC	100%
- California Lithium Ltd.	100%
- SLL El Dorado South LLC	100%
- Standard Lithium US Holdings LLC	100%
- SWA Lithium Holdings LLC	100%
- Texas Lithium Corp.	100%

c)	Functional and presentation currency

Items included in the consolidated financial statements of the Company and its subsidiaries are measured using the currency of the primary economic environment in which each entity operates (“the functional currency”). The functional currency of the Company and its Canadian subsidiary is the Canadian dollar. The functional currency of its US subsidiaries is the United States dollar.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of transaction. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are included in profit and loss.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

2.	Basis of Presentation – continued

c)Functional and presentation currency – continued

The results and financial position of a subsidiary that has a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	Assets and liabilities are translated at the closing rate at the reporting date;
●	Income and expenses for each income statement are translated at average exchange rates for the period; and
●	All resulting exchange differences are recognised in other comprehensive income as cumulative translation adjustments.

When a foreign operation is sold, such exchange differences are recognised in profit or loss as part of the gain or loss on sale.

d)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for financial assets classified as fair value through profit or loss, which are stated at their fair value.

In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

e)	Critical accounting estimates and judgments

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities and contingent liabilities as at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Significant accounting judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognised in the consolidated financial statements are as follows:

Assessment of Impairment indicators

At each reporting period end, management applies judgment in assessing whether there are any indicators of impairment relating to exploration and evaluation assets. If there are indicators of impairment, the recoverable amount of the related asset is estimated in order to determine the extent of any impairment. An impairment loss is recognised to the extent that the carrying amount exceeds the recoverable amount.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

2.	Basis of Presentation – continued

e)Critical accounting estimates and judgments - continued

Management’s judgment in evaluating potential impairment indicators includes whether:

●	the right to explore in the specific area has expired during the period or will expire in the near future and is not expected to be renewed.
●	substantive expenditure on further E&E of mineral resources in the specific area is neither budgeted nor planned.
●	there has been no discovery of commercially viable quantities of mineral resources and the Company has decided to discontinue such activities in the specific area; and
●	sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the asset is unlikely to be fully recovered.

As at June 30, 2024, the Company has assessed its E&E assets and there were no indications of impairment.

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the amounts recognised in the financial statements are as follows:

Valuation of financial asset

Fair value of the financial asset is determined using a discounted cash flow methodology which uses the S&P corporate bond yield curve based on the credit rating of the third party and considers the probability of occurrence of reaching a positive final investment decision in either of our joint ventures, which is a key source of estimation uncertainty. The Company’s management engaged independent valuation consultants to assist in the valuation of the financial asset.

Valuation of investment in joint ventures

The Company holds an investment in joint ventures, which is accounted for using the equity method of accounting. The investment was initially recorded at fair value using a discounted cash flow methodology which uses production estimates and the expected forward price of lithium hydroxide. The Company’s management engaged independent valuation consultants to assist in the valuation of the joint ventures.

Valuation of investment in Aqualung Carbon Capture SA

The Company holds an investment in Aqualung Carbon Capture SA, a private company, which is measured at fair value through profit and loss.

Information relating to Aqualung Carbon Capture SA is considered when determining the fair value of the investment. In addition to company‐specific information, the Company takes into account trends in general market conditions and the share performance of comparable publicly‐traded companies when valuing privately‐held investments.

The determinations of fair value of the Company’s investment are subject to certain limitations. Financial information for the privately‐held investment may not be available and, even if available, that information may be limited and/or unreliable. Use of the valuation approach described above may involve uncertainties and determinations based on the Company’s judgment and any value estimated from these techniques may not be recognised or realisable.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

3.	Summary of Material Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements and have been applied consistently by the Company.

a)	Impairment of non-financial assets

Non-financial assets are evaluated at each reporting date by management for indicators that carrying value is impaired and may not be recoverable. An asset’s recoverable amount is the higher of (i) an asset’s or cash-generating unit’s (“CGU”) fair value less costs to sell and (ii) its value in use the recoverable amount is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. In this case, the assets are tested as part of a larger CGU. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments to the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded entities or other available fair value indicators.

Where an impairment loss subsequently reverses for assets with a finite useful life, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or CGU in prior years. A reversal of an impairment loss is recognised immediately in profit or loss.

b)Impairment of investments in joint venture

The Company assesses whether there is any objective evidence that an investment in joint venture is impaired at the end of each reporting period. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the investee’s operations or that there has been a significant or prolonged decline in the fair value of the joint venture investment. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs of disposal and value in use. If the recoverable amount of an investment is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognised in the period in which the relevant circumstances are identified. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of the recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognised. A reversal of an impairment loss is recognised in the consolidated statements of comprehensive income (loss) in the period in which the reversal occurs.

c)	Income taxes

Tax expense comprises current and deferred tax. Tax is recognised in income except to the extent it relates to items recognised in other comprehensive income or directly in equity.

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period.

Deferred tax is recognised, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period, and which are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

3.Summary of Material Accounting Policies – continued

c)Income taxes – continued

Deferred tax liabilities are generally recognised for all taxable temporary differences. However, deferred tax liabilities are not recognised for taxable temporary differences arising on investments in subsidiaries where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future, or on temporary differences that arise from goodwill which is not deductible for tax purposes. Deferred tax assets are recognised to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. Deferred tax assets are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognised if the temporary differences arise from the initial recognition of goodwill, or an asset or liability in a transaction (other than in a business combination) that affects neither accounting profit nor taxable profit.

d)	Earnings per share

Basic earnings (loss) per share (“EPS”) is calculated by dividing profit or loss attributable to ordinary equity holders (numerator) by the weighted average number of ordinary shares outstanding (denominator) during the period. The denominator is calculated by adjusting the shares issued at the beginning of the period by the number of shares bought back during the period, multiplied by a time-weighting factor.

Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of dilutive options and other dilutive potential units. The effects of anti-dilutive potential units are ignored in calculating diluted EPS. All options and warrants are considered anti-dilutive when the Company is in a loss position.

e)	Share-based compensation

The Company has an equity-settled share purchase stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and are amortised over the vesting period, which is the period over which all of the specific vesting conditions are satisfied. For awards with graded vesting, the fair value of each tranche is recognised over its respective vesting period.

Share-based payments to non-employees are measured at the fair value of goods or services received, or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received. The offset to the recorded cost is to stock options reserve. Consideration received on the exercise of stock options is recorded as share capital and the related stock options reserve is transferred to share capital. Upon expiry of stock options, the recorded value is transferred to deficit.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured as the difference noted before and after the modification, is also charged to profit or loss over the remaining vesting period.

Where a grant of options is cancelled and settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognises the amount that otherwise would have been recognised for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognised as an expense.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

3.	Summary of Material Accounting Policies – continued
f)	Financial instruments

The following table summarizes the classification and measurement of the Company’s financial instruments under IFRS Accounting Standards 9:

Financial Instrument	Classification
Cash	Amortised cost
Restricted cash	Amortised cost
Financial asset - FID	Fair value through profit or loss
Investment in Aqualung Carbon Capture SA	Fair value through profit or loss
Accounts payable	Amortised cost

Amortised cost

The Company measures financial assets at amortised cost if both of the following conditions are met: the financial asset is held with the objective to collect contractual cash flows; and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Fair value through other comprehensive income (“FVOCI”)

FVOCI assets are financial assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest.

Fair value through profit or loss (“FVTPL”)

A financial asset is measured at FVTPL unless it is measured at amortised cost or FVOCI. The Company may however make the irrevocable option to classify particular investments as FVTPL.

All financial instruments are initially recognised at fair value on the consolidated statement of financial position. Subsequent measurement of financial instruments is based on their classification. Financial assets and liabilities classified at FVTPL are measured at fair value with changes in those fair values recognised in the consolidated statement of income and comprehensive income for the year. Financial assets classified at amortised cost are measured at amortised cost using the effective interest method.

Derecognition of financial assets

Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire or when the contractual rights to those assets are transferred.

Financial liabilities

Management determines the classification of its financial liabilities at initial recognition.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

3.	Summary of Material Accounting Policies – continued

f)Financial instruments - continued

Amortised cost

The Company classifies all financial liabilities as subsequently measured at amortised cost using the effective interest method. A gain or loss on a debt investment that is subsequently measured at amortised cost and is not part of a hedging relationship is recognised in earnings or loss when the asset is derecognised or impaired.

Financial liabilities are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

g)Cash

Cash consists of cash on hand and bank balances. The Company’s cash balance includes US$ 4 million of cash received and designated for the working capital needs associated with the Company’s joint ventures. Please see Note 13 – Related Parties. The maturity of this working capital balance is May 7, 2025. There is a corresponding current liability in Accounts payable – unconsolidated affiliates in the Company’s Consolidated Statement of Financial Position.

h)	Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received net of direct issuance costs.

The Company uses the residual value method with respect to the measurement of common shares and share purchase warrants issued as units. The proceeds from the issue of units are allocated between common shares and share purchase warrants, by basing the fair value of the common shares on the market value on the announcement date and allocating the balance to the attached warrants, if any.

i)	Leases

At the inception of a contract, the Company determines whether the contract is or contains a lease based on the unique facts and circumstances present in the contract. Leases with a term greater than one year are recognised on the balance sheet as a right-of-use asset (“ROU”) and short-term and long-term lease liabilities, as applicable. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease.

The Company only includes an initial lease term in its assessment of a lease arrangement. The office lease liabilities and their corresponding ROU assets are recorded based on the present value of lease payments over the lease term. The lease liability is initially measured at the present value of future lease payments discounted at the interest rate implicit in the contract, or if the rate cannot be determined, the incremental borrowing rate over a similar term and with similar security for the funds necessary to obtain an asset of similar value in a similar economic environment is used. Interest on the lease liability is recognised at an amount that produces a constant periodic rate of interest on the remaining lease liability.

j)	Intangible assets

Intangible assets with finite useful lives are recorded at cost less accumulated amortisation and accumulated impairment losses and are amortised on a straight-line basis over their estimated useful life. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives are carried at cost less accumulated impairment losses.

The Company’s intangible assets are amortised on a straight-line basis over its estimated useful life of 20 years.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

3.	Summary of Material Accounting Policies – continued
k)	Exploration and evaluation expenditures

General E&E expenditures incurred prior to acquiring the legal right to explore are charged to profit or loss as incurred. E&E expenditures incurred subsequent to acquisition of the legal right to explore, including license and property acquisition costs, geological and geophysical expenditures, costs of drilling exploratory wells and directly attributable overhead including salaries and employee benefits, are initially capitalized as E&E assets. E&E assets are not depleted and are moved into plant and equipment when the technical feasibility and commercial viability has been established. Upon transfer to plant and equipment, E&E assets are assessed for impairment to ensure they are not carried at amounts above their estimated recoverable values.

E&E assets are assessed for impairment at the cash-generating unit level when there are indicators of impairment. The Company considers the following to be indicators of impairment:

(a)	the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;
(b)	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;
(c)	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and
(d)	sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the “E&E” asset is unlikely to be recovered in full from successful development or by sale.
l)	Property, plant and equipment (“PP&E”)

PP&E is recorded at historical cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition or the construction of the asset.

Residual values and useful economic lives are reviewed at least annually and are adjusted if appropriate at each reporting date. Subsequent expenditures relating to an item of PP&E are capitalized when it is probable that future economic benefits from the use of the assets will be increased. All other subsequent expenditure is recognised as repairs and maintenance expenses during the period in which they are incurred. Gains and losses on disposal of PP&E are determined by comparing the proceeds from disposal with the carrying amount of the asset and are recognised net within other income in the consolidated statement of comprehensive income.

The Company’s pilot plant was amortised on a straight-line basis over its estimated useful life of 2 years and leasehold improvements are amortised over the term of the lease.

Construction in progress assets are not depreciated until they are capable of operating in the manner intended by management.

m)Investments in Joint Ventures

The Company has assessed the nature of its joint arrangement and determined it to be a joint venture. Joint ventures are joint arrangements whereby the parties that have joint control have rights to the net assets of the arrangement. Joint arrangements are arrangements of which two or more parties have joint control, and joint control is the contractually agreed sharing of control of an arrangement.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

3.Summary of Material Accounting Policies – continued

m)Investments in Joint Ventures – continued

Investments in joint ventures are accounted for using the equity method in accordance with IAS 28 Investment in Associates and Joint Ventures from the date when the investees are determined to be joint ventures until the date when they ceased to be classified as affiliates or joint ventures. Under the equity method, the investment is initially recognised at fair value, and the carrying amount is subsequently increased or decreased, to recognise the Company’s share of profit or loss and other comprehensive income of the affiliate or the joint venture after the date of initial recognition. The financial statements of affiliates and joint ventures have been adjusted to ensure consistency with the accounting policies adopted by the Company in applying the equity method, as necessary.

The use of the equity method is discontinued from the date when the investees are determined to be no longer a joint venture. The investment retained after cessation of the equity method is remeasured at fair value, and any gain or loss on such remeasurement and disposal of the investment is recognised in profit or loss.

n)Decommissioning provision

The Company recognises liabilities for statutory, contractual, constructive, or legal obligations associated with the retirement of long-lived assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of management’s best estimate of future remediation costs arising from the decommissioning is capitalized to the related asset along with a corresponding increase in the decommissioning provision in the period incurred. Discount rates using a pre-tax risk-free rate that reflect the time value of money are used to calculate the net present value. The amount capitalized will be depreciated over the life of the asset.

The Company’s estimates of remediation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of future expenditures. These changes in estimates are recorded directly to the asset with a corresponding entry to the decommissioning provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value due to the passage of time are charged to profit and loss for the period as a borrowing cost with a corresponding entry to the decommissioning provision. The costs of remediation projects that were included in the provision are recorded against the provision as incurred.

o)	Research and development expenditures

Research expenditures are expensed in the period incurred. Product development expenditures are expensed in the period incurred unless the product under development meets specific criteria related to technical, market and financial feasibility for deferral and amortisation. The Company’s policy is to amortise deferred product development expenditures over the expected future life of the product once product revenues or royalties are recorded.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

3.	Summary of Material Accounting Policies – continued
p)	Changes in accounting standards

New IFRS pronouncements

In April 2024, the International Accounting Standards Board (“IASB”) issued a new IFRS Accounting Standard to improve reporting of financial performance. IFRS 18, Presentation and Disclosure in Financial Statements replaces IAS 1, Presentation of Financial Statements. IFRS 18 has an effective date of January 1, 2027. Earlier application is permitted.

In May 2024, the IASB issued amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures. The amendments is to address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9, Financial Instruments. The amendments are effective for reporting periods beginning on or after January 1, 2026, with early application permitted.

Amendments

Amendments to IAS 1 - Non-current Liabilities with Covenants

In October 2022, the IASB published amendments to IAS 1, Non-current Liabilities with Covenants. Effective for the Company July 1, 2023, the amendments clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendment had no significant impact on the Company’s financial statements.

Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback

In September 2022, the IASB issued amendments to Amendments to IFRS 16, Lease Liability in Sale and Leaseback with amendment. Effective for the Company July 1, 2023, the amendment clarifies how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale. The amendment is anticipated to have no impact on the financial statements.

Amendments to IAS 7 and IFRS 7 - Supplier Finance Arrangements

In May 2023, the IASB issued the amendment clarifies to add disclosure requirements, and ‘signposts’ within existing disclosure requirements, that ask entities to provide qualitative and quantitative information about supplier finance arrangements. Effective for the Company July 1, 2023, the amendment had no impact on the financial statements.

Other Accounting standards or amendments to existing accounting standards that have been issued but have future effective dates will either not be relevant to the Company after their effective date or are not expected to have a significant impact on the Company’s consolidated financial statements.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

4.	Deconsolidation of Subsidiaries

On May 7, 2024, the Company and Equinor TDI Holdings LLC (“Equinor”), a Delaware limited liability company, entered into an agreement (the “Agreement”), in which Equinor acquired interests in two Standard Lithium wholly-owned subsidiaries, one of which holds Standard Lithium’s South West Arkansas Project (“SWA Lithium”) and the other holds the East Texas properties (“Texas Lithium”) (collectively, the “Joint Ventures”). Pursuant to the terms of the Agreement, Equinor acquired a 45% interest in each of the former subsidiaries, and the Company retained a 55% interest for an initial cash payment of US$30 million to Standard Lithium and the commitment to invest an additional US$130 million as follows:

●	Equinor to solely fund the first US$40 million and $US20 million of development costs for SWA Lithium and Texas Lithium, respectively, after which all additional capital expenditures would be funded on a pro-rata basis and
●	Standard Lithium will receive US$40 million in milestone payments associated with SWA Lithium and US$30 million in milestone payments associated with Texas Lithium subject to final investment decisions being made by certain dates (“Financial asset – FID”).

The Company has assessed the nature of the Agreement and determined its investments in SWA Lithium and Texas Lithium to be joint ventures. The Agreement indicates joint control over each joint venture as both parties are required to act together to direct relevant activities and significant decisions regarding SWA Lithium and Texas Lithium require unanimous consent from both parties. However, the Company has retained operatorship, and manages day-to-day decision making. The Company deconsolidated SWA Lithium and Texas Lithium and accounted for the Company’s investment in SWA Lithium and Texas Lithium under the equity method as the deconsolidated companies are now jointly controlled under a joint venture arrangement. Under this accounting method, the Company’s initial recognition of the investment was at fair value. Subsequently, the investment will be adjusted for the Company’s share of net income or loss and contributions paid, net of any dividends or distributions received.

The following table summarizes the fair values of the proceeds received and net assets contributed at carrying value to the SWA Lithium and Texas Lithium joint ventures, and gain on deconsolidation:

	SWA Lithium	Texas Lithium	Total
Fair value consideration received	$20,558	$20,558	$41,116
Financial asset – FID (1)	37,986	26,008	63,994
Fair value of investment	130,209	71,287	201,496
Currency translation differences reclassified to net income (loss) (2)	897	622	1,519
Less: net assets	(41,273)	(40,434)	(81,707)
Gain on deconsolidation of subsidiaries	$148,377	$78,041	$226,418
(1)	The financial asset is comprised of future payments to be received by the Company in connection with the Joint Venture agreements. The receipt of these payments is contingent upon meeting certain milestones. The financial asset is accounted for at fair value. Refer to Note 15 for further information regarding the fair value.
(2)	The cumulative translation adjustment of $1,519 previously recorded to other comprehensive income was reclassified to profit and loss at the time of disposal of the foreign subsidiaries and has been included in the calculation of the total gain on deconsolidation of subsidiaries.

From May 7, 2024 to June 30, 2024, Standard Lithium’s investments in SWA Lithium and Texas Lithium have been accounted for using the equity method.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

5.	Equity Method Investment in Joint Ventures

Changes in the Company’s Investment in joint ventures for the year ended June 30, 2024 is summarized as follows:

	SWA Lithium	Texas Lithium	Total
Balance, May 7, 2024	$130,209	$71,287	$201,496
Loss from investment in joint ventures	(121)	(93)	(214)
Currency translation adjustment	(248)	(137)	(385)
Balance, June 30, 2024	$129,840	$71,057	$200,897

Summarized financial information for the Company’s interest in the joint ventures on a 100% basis as of June 30, 2024 are:

	SWA Lithium	Texas Lithium	Total
Net loss	$221	$172	$393
Company’s share of net loss	$121	$93	$214

	SWA Lithium	Texas Lithium	Total
Current assets	$16,513	$6,676	$23,189
Non-current assets	44,408	42,910	87,318
Total assets	60,921	49,586	110,507
Current liabilities	2,146	1,258	3,404
Total liabilities	2,146	1,258	3,404
Net assets	$58,775	$48,328	$107,103
Company’s share of joint ventures	32,326	26,581	58,907
Adjustments to the Company’s share of net assets	97,514	44,476	141,990
Carrying amount of investment in joint ventures	$129,840	$71,057	$200,897

6.	Investment in Aqualung

On May 5, 2022, the Company purchased 179,175 common shares of Aqualung Carbon Capture AS (“Aqualung”) for $3.1 million (NOK 23.3 million), representing an approximate 4.55% ownership in Aqualung. Aqualung is engaged in carbon capture technology and is based in Norway with operations in the United States.

During the fiscal year 2023, Aqualung closed a private placement in which the Company did not participate. The Company’s ownership changed from 4.55% to 4.4%.

Changes in the Company’s Investment in Aqualung for the year ended June 30, 2024 and June 30, 2023 are summarized as follows:

Balance, June 30, 2022	$3,221
Effect of change in fair value	93
Balance, June 30, 2023	3,314
Effect of change in fair value	106
Balance, June 30, 2024	$3,420

At June 30, 2024, NOK amounts were converted at a rate of NOK 1.00 to CAD 0.128. A 10% increase or decrease in NOK relative to the Canadian dollar would result in a change of approximately $342 (June 30, 2023: $331) in the Company’s comprehensive income (loss) for the year to date.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

7.Property, Plant and Equipment

			Demonstration	Aqualung
			plant (formerly	Carbon
	Leasehold	Furniture	Pilot plant)	Capture
Cost	improvements	and fixtures	(Note 7)	pilot plant	Land	Total
	$	$	$	$	$	$
June 30, 2022	—	—	26,649	—	—	26,649
Additions	187	12	—	1,778	—	1,977
June 30, 2023	187	12	26,649	1,778	—	28,626
Additions	—	69	—	68	939	1,076
Effect of foreign exchange translation	—	—	25	57	7	89
Deconsolidation	—	—	—	—	(946)	(946)
June 30, 2024	187	81	26,674	1,903	—	28,845

Accumulated amortisation
June 30, 2022	—	—	(25,664)	—	—	(25,664)
Amortisation	(6)	(1)	(207)	—	—	(214)
Effect of foreign exchange translation	—	—	17	—	—	17
June 30, 2023	(6)	(1)	(25,854)	—	—	(25,861)
Amortisation	(52)	(11)	—	(844)	—	(907)
Effect of foreign exchange translation	—	—	1	(8)	—	(7)
June 30, 2024	(58)	(12)	(25,853)	(852)	—	(26,775)

Net book value
June 30, 2022	—	—	985	—	—	985
June 30, 2023	181	11	795	1,778	—	2,765
June 30, 2024	129	69	821	1,051	—	2,070

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

8.	Exploration and Evaluation Assets

		Commercial
		Plant	South West
	California	Evaluation	Arkansas	Texas
	Property	(Lanxess 1A)	Project	Properties	Total
	$	$	$	$	$

Acquisition:
Balance, June 30, 2022	18,460	—	14,230	—	32,690
Option payments	2,352	—	1,378	885	4,615
Lanxess brine supply costs	—	7,953	(7,953)	—	—
Effect of foreign exchange translation	527	—	406	—	933
Balance, June 30, 2023	21,339	7,953	8,061	885	38,238
Option payments	135	—	1,416	1,634	3,185
Acquisition of Wheelhouse Water Resources, LLC	—	—	—	27	27
Deconsolidation(1)	—	—	(9,799)	(2,577)	(12,376)
Effect of foreign exchange translation	684	255	322	31	1,292
Balance, June 30, 2024	22,158	8,208	—	—	30,366

Exploration and Evaluation:
Balance, June 30, 2022	4,333	4,533	4,105	—	12,971
Exploration costs	9	—	17,429	18,175	35,613
Lanxess 1A evaluation costs	—	12,740	—	—	12,740
Effect of foreign exchange translation	124	130	136	—	390
Balance, June 30, 2023	4,466	17,403	21,670	18,175	61,714
Exploration costs	14	—	9,713	19,315	29,042
Lanxess 1A evaluation costs	—	9,704	—	—	9,704
Deconsolidation(1)	—	—	(31,932)	(38,446)	(70,378)
Effect of foreign exchange translation	142	787	549	956	2,434
Balance, June 30, 2024	4,622	27,894	—	—	32,516

Balance, June 30, 2023	25,805	25,356	29,731	19,060	99,952
Balance, June 30, 2024	26,780	36,102	—	—	62,882
(1)	SWA Lithium and Texas Lithium were deconsolidated as of May 7, 2024 resulting in a decrease of $31,932 and $38,446, respectively, in exploration and evaluation assets and a decrease of $9,799 and 2,577, respectively, in acquisition costs. As discussed in Note 4 – Deconsolidation of subsidiaries, the Company retained a 55% ownership interest in SWA Lithium and Texas Lithium and recognises such assets as Investments in Joint Ventures.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

8.Exploration and Evaluation Assets – continued

Arkansas Properties

Commercial Plant at Lanxess South Plant, Lanxess 1A (formerly Arkansas Lithium Project)

On May 4, 2018, the Company entered into a MOU, with LANXESS Corporation (“LANXESS”) with the purpose of testing and proving the commercial viability of extraction of lithium from brine that is produced as part of LANXESS’ bromine extraction business at its three southern Arkansas facilities. The MOU sets out the basis on which the parties have agreed to cooperate in a phased process towards developing commercial opportunities related to the production, marketing and sale of battery grade lithium products extracted from tail brine and brine produced from the Smackover Formation. The MOU forms the basis of what will become a definitive agreement and is binding until the execution of a more comprehensive agreement that the parties may execute on the completion of further development phases. The Company has paid a total of US$6,000 reservation fee to LANXESS to secure access to the tail brine to date.

On February 23, 2022, the Company and LANXESS entered into an amended and restated MOU (the “Agreement”) that streamlines and expedites the plan for development of the first commercial lithium project in Arkansas, which is to be constructed at an operational LANXESS facility in El Dorado, AR (the “Project”). Under the Agreement, the Company will control all development of the Project leading up to and including the completion of the Front End Engineering Design (“FEED”) study. The Company has formed an initially wholly-owned company (the “Project Company”), that will own 100% of the Project during pre-FEED and FEED engineering studies and the FEED engineering will be used to produce a NI 43-101 Definitive Feasibility Study (“DFS”). Upon completion of the DFS, LANXESS had the option to acquire an equity interest of up to 49% and not less than 30% in the Project Company at a price equal to a ratable share of the Company’s aggregate investment in the Project Company. The option for LANXESS to acquire an equity interest expired unexercised. The Company will also retain 100% ownership of all of the proprietary extraction technologies, relevant intellectual property and know-how.

The Company incurred $9,704 of evaluation costs on the commercial plant in the year-ended June 30, 2024.

South West Arkansas Project

The South West Arkansas Project is maintained pursuant to an option agreement dated December 29, 2017, between TETRA Technologies Inc. (“TETRA”) and the Company (the “TETRA 1st Option Agreement”) to acquire certain rights to conduct brine exploration and production and lithium extraction activities in Columbia and Lafayette Counties, Arkansas.

The Company completed a Preliminary Feasibility Study (“PFS”) in the third quarter of 2023 and has selected an engineering firm to complete the Definitive Feasibility Study and Front-End Engineering Design Services for the project.

On October 31, 2023, the Company exercised its option agreement with TETRA to acquire brine production rights for the South West Arkansas Project and has agreed to pay a 2.5% royalty of gross revenue following commercial production.

The Company incurred $11,129 of exploration and evaluation costs, including $1,416 of option payments and $9,713 of exploration costs, in the year ended June 30, 2024. SWA Lithium was deconsolidated as of May 7, 2024 resulting in a $31,932 decrease in exploration and evaluation assets and a $9,799 decrease in acquisition costs. As discussed in Note 4 – Deconsolidation of subsidiaries, the Company retained a 55% ownership interest in SWA Lithium.

Texas Lithium Properties

The Company has entered into lease and option agreements for certain properties in East Texas.

The Company incurred $20,976 of exploration and evaluation costs, including $1,634 of option payments, $27 of acquisition costs and $19,315 of exploration costs, in the year ended June 30, 2024. Texas Lithium was deconsolidated as of May 7, 2024 resulting in a $38,446 decrease in exploration and evaluation assets and a $2,577 decrease in acquisition costs. As discussed in Note 4 – Deconsolidation of subsidiaries, the Company retained a 55% ownership interest in Texas Lithium.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

8.Exploration and Evaluation Assets – continued

California Property

On August 11, 2016, the Company entered into an option purchase and assignment agreement with TY & Sons Explorations (Nevada), Inc. (“TY & Sons”) and Nevada Alaska Mining Company Inc. (“Nevada Mining”), pursuant to which the Company acquired all of TY & Sons’ right, title and interest in a property option agreement between TY & Sons and Nevada Mining, as property owner (the “Underlying Option Agreement”). Under the Underlying Option Agreement, TY & Sons had the option (the “Option”) to acquire from Nevada Mining an interest in the California Property (collectively, the “Option Purchase”), which comprises mineral claims situated in San Bernardino County, California. As consideration, the Company issued 14,000,000 common shares of the Company and paid certain costs incurred to TY & Son.

In order to exercise the Option pursuant to the terms of the Underlying Option Agreement, the Company has paid a total sum of US$325 and issued an aggregate of 2,500,000 common shares to Nevada Mining. All obligations to the agreement were satisfied as of October 1, 2020.

The property is subject to a 2.5% net smelter return royalty on commercial production from the mineral claims, in favour of Nevada Mining. The property is also subject to an additional 0.5% net smelter returns royalty applicable to any after acquired properties in the area of interest stipulated by the Option Purchase Agreement, also in favour of Nevada Mining.

On May 1, 2017, the Company signed a Property Lease Agreement with National Chloride Company of America (“National Chloride”) Under this Property Lease Agreement, the Company paid a total sum of US$575 and issued an aggregate 1,200,000 common shares to National Chloride. Further payments of US$250 and issuance of 500,000 common shares are due upon the successful completion of a pre-feasibility study and US$1,000 are due upon successful completion of a bankable feasibility study, both of which have not been completed at June 30, 2024. The Property Lease Agreement is in good standing as of June 30, 2024.

It is expressly agreed that the “Leased Rights” are limited to lithium exploration and production activities and operations. The Company has agreed to pay a 2%  royalty on gross revenue derived from the properties to National Chloride, subject to a minimum annual royalty payment of US$500. On September 1, 2017, the Company signed an amendment agreement which continues all the economic terms of the previous lease agreement with National Chloride, with the additional requirement that the Company will be responsible for ongoing carrying costs associated with the additional claims. A payment of $57 (US$45) was made to the Bureau of Land Management, Department of the Interior (“BLM”) for these carrying costs and remains in good standing with National Chloride for all subsequent payments.

On April 23, 2018, the Company entered into an exploration and option agreement (“EOA”), with TETRA Technologies, Inc. (“TETRA”), to secure access to additional operating and permitted land at Bristol Dry Lake, and land adjacent Cadiz Dry Lake, Mojave Desert, California. The EOA with TETRA allows for the exclusive right to negotiate and conduct exploration activities and to enter into a mineral lease to allow exploration and production activities for lithium extraction on property held under longstanding mining claims and permits by TETRA.

In connection with the entering into of the EOA, the Company made a non-refundable deposit of $136 (US$100) and has agreed to pay the total sum of US$2,700 and issue an aggregate of 3,400,000 common shares. A further payment of US$500 and issuance of 1,000,000 common shares are due upon the successful completion of a pre-feasibility study and a final payment of US$1,000 is due upon the completion of a bankable feasibility study. The EOA is in good standing as at June 30, 2024.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

9.	Intangible assets

The carrying value of the intangible assets is as follows:

	IP Assets	Patents	Total
Balance, June 30, 2022	$1,501	$—	$1,501
Additions	—	41	41
Amortisation	(110)	—	(110)
Balance, June 30, 2023	1,391	41	1,432
Amortisation	(83)	(2)	(85)
Balance, June 30, 2024	$1,308	$39	$1,347

The intangible assets represent the purchase of intellectual property rights and were put in use in conjunction with the operation of the Company’s Pilot plant on May 9, 2020 (Note 7 & 10).

On November 1, 2022, the Company received a Notices of Allowance (“NOA”) from the United States Patent and Trademark Office (“USPTO”) for its first two U.S. patent applications; serial no. 16/410523 and serial no. 16/224463. On December 29, 2022, the Company received a NOA from USPTO for its third U.S. patent application serial no. 16/895783, all titled “Process for Recovering Lithium from Brines”, a novel and proprietary technique for continuous DLE from lithium brines.

During the year ended June 30, 2023, the Company started capitalizing the expenditures related to the NOA Patents and have prospectively adjusted the straight-line amortisation of the Intangible Assets over 20 years through June 30, 2042.

10.	Demonstration plant (formerly Pilot plant)

Demonstration plant operations costs are comprised of the following:

		2024		2023
	Aqualung pilot	Demonstration	Aqualung pilot	Demonstration
	plant	plant	plant	plant
	$	$	$	$
Internet	—	25	—	11
Personnel	81	5,616	—	6,052
Reagents	—	588	—	3,027
Repairs and maintenance	—	371	—	38
Supplies	27	1,422	—	3,560
Testwork	—	1,510	—	1,060
Office trailer rental	—	108	—	76
Utilities	16	118	—	150
Vehicle	—	31	—	—
Waste disposal & recycling	—	11	—	—
Total costs	124	9,800	—	13,974

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

11.	Right of use asset and lease liability

Changes in the Company’s right of use assets during the period ended June 30, 2024 are as follows:

$
Balance at June 30, 2022	380
Additions	1,124
Amortisation	(274)
Effect of movement in foreign exchange rates	3
Balance at June 30, 2023	1,233
Additions	291
Amortisation	(556)
Effect of movement in foreign exchange rates	6
Right of use asset at June 30, 2024	974

Changes in the Company’s lease liabilities during the period ended June 30, 2024 are as follows:

$
Balance at June 30, 2022	390
Additions	1,124
Lease payments	(315)
Interest on lease payments	47
Effect of movement in foreign exchange rates	5
Balance at June 30, 2023	1,251
Additions	291
Lease payments	(637)
Interest on lease payments	84
Balance at June 30, 2024	989
Lease liabilities - current portion	521
Lease liabilities – non-current	468

12.	Share Capital
a)	Authorised capital

The Company is authorised to issue an unlimited number of common voting shares without nominal or par value.

During the year ended June 30, 2023 and 2024, the Company had the following equity transactions:

The Company issued a total of 5,950,000 common shares for the exercise of stock options. The Company received proceeds of $5,407 and reclassified $3,040 from reserve to share capital upon exercise.

On April 24, 2023, the Company issued 400,000 common shares with a fair value of $2,000 to TETRA Technologies, Inc. (Note 6).

The Company issued a total of 550,000 common shares for the exercise of stock options. The Company received proceeds of $1,463 and reclassified $693 from reserve to share capital upon exercise.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

12.Share Capital – continued

On November 17, 2023, the Company announced the establishment of an at-the-market (“ATM”) equity program allowing the Company to issue and sell, up to US$50,000 of Shares from the treasury to the public. During the year ended June 30, 2024, the Company issued a total of 1,532,100 Shares on the TSX Venture Exchange at an average price of C$1.89 per share and 9,080,959 Shares on the NYSE American LLC at an average price of US$1.51 under the ATM program, providing gross proceeds of C$2,891, and US$13,677, respectively. Commissions of approximately C$72 and US$342 were paid to the agents in relation to these distributions, and the Company received net proceeds of C$2,819 and US$13,335, respectively (June 30, 2023: $Nil).

b)	Warrants

Warrant transactions are summarized as follows:

		Weighted
		average
	Number of	exercise
	warrants	price
Balance at June 30, 2022 and June 30, 2023	3,462,502	$2.16
Expired	(3,462,502)	2.16
Balance at June 30, 2024	—	$—

During the year ended June 30, 2024, 336,877 warrants with an exercise price of $11.09 expired on November 30, 2023 and 3,125,625 warrants an exercise price of $1.20 expired on June 10, 2024. As at June 30, 2024, there are no warrants outstanding.

c)	Options

The Company has a stock option plan in place under which it is authorized to grant options to officers, directors, employees, consultants, management and company employees enabling them to cumulatively acquire up to 10% of the issued and outstanding common stock of the Company. Under the plan, the exercise price of each option shall not be less than the price permitted by the TSX Venture Exchange. The options can be granted for a maximum term of 10 years.

The weighted average fair value at grant date of options granted during the year ended June 30, 2024 was $2.53 per option (2023: $3.45). The fair value was determined using the Black-Scholes option-pricing model using the following weighted average assumptions:

	2024		2023
Expected stock price volatility	78%		84%
Risk-free interest rate	4.37%		3.16%
Dividend yield	—		—
Expected life of options	5	years	5	years
Stock price on date of grant	$3.86		$5.09
Forfeiture rate	—		—

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

12.	Share Capital – continued

Stock option transactions are summarized as follows:

		Weighted
		average
	Number of	exercise
	options	price
Balance at June 30, 2022	10,170,000	$2.11
Options exercised	(5,950,000)	0.91
Options granted	3,950,000	5.09
Balance at June 30, 2023	8,170,000	$4.43
Options exercised	(550,000)	1.40
Options granted	1,850,000	3.86
Options expired	(400,000)	3.43
Balance at June 30, 2024	9,070,000	$4.54

c)	Options – continued

The following table summarizes stock options outstanding and exercisable at June 30, 2024:

	Options Outstanding		Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
Exercise	Number	Remaining	Exercise		Exercise
Price	of	Contractual Life	Price	Number	Price
$	Shares	(years)	$	Exercisable	$
1.40	900,000	—	1.40	900,000	1.40
7.55	500,000	0.62	7.55	500,000	7.55
3.39	1,200,000	1.55	3.39	1,200,000	3.39
6.08	200,000	2.05	6.08	200,000	6.08
6.31	200,000	2.68	6.31	200,000	6.31
8.25	170,000	2.71	8.25	170,000	8.25
9.40	100,000	2.78	9.40	100,000	9.40
5.08	3,750,000	3.78	5.08	3,750,000	5.08
5.23	200,000	3.90	5.23	200,000	5.23
4.00	1,750,000	4.24	4.00	533,333	4.00
1.47	100,000	4.80	1.47	—	—
	9,070,000	2.94	4.54	7,753,333	4.66

d)Long-term Incentive Plan

The Company has an equity incentive plan (“Plan”) in accordance with the policies of the TSX whereby, from time to time at the discretion of the Board of Directors, eligible directors, officer and employees are awarded restricted share units (“RSUs”) and performance share units (“PSUs”). The RSUs and PSUs that are subject to the recipient’s deferral right in accordance with the Income Tax Act (Canada) convert automatically into common shares upon vesting. In addition, the Company may issue deferred share units (“DSUs”). DSUs may be redeemed upon retirement or termination from the Company. The plan is a fixed plan pursuant to which the aggregate number of common shares to be issued shall not exceed 10% of the Company’s issued and outstanding common shares when combined with the aggregate number of Option, RSU, PSU and DSU. As of June 30, 2024, the Company has granted 1,991,004 DSUs to the Board of Directors and Management which vested on April 11, 2024. During the year ended June 30, 2024, the Company recorded $7,897 in share-based compensation expense related to the DSU grants.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

13.	Related Party Transactions

Key management personnel are persons responsible for planning, directing and controlling the activities of the entity, which are the directors and officers of the Company.

Compensation to key management is comprised of the following:

	2024	2023
	$	$
Management and director fees	3,316	3,233
Benefits	56	11
Share-based compensation	7,653	11,535
	11,025	14,779

As at June 30, 2024, there is $1,115 (June 30, 2023: $1,373) in Accounts payable and accrued liabilities owing to officers of the Company. Amounts due to/from the key management personnel are non-interest bearing, unsecured and have no fixed terms of repayment.

On June 17, 2022, the Company entered into a Master Services Agreement (“the MSA”) with Telescope Innovations Corp. (“Telescope”). Robert Mintak, CEO of the Company at the time and Dr. Andy Robinson, President and COO of the Company are directors of Telescope. Under the MSA, Telescope provided various research and development (“R&D”) services for the purpose of developing new technologies. The Company funded an initial project for one year under the MSA, which will aim to evaluate the use of captured CO2 in the Company’s various chemical processes, as well as investigating the potential for permanent geological sequestration of CO2 within the lithium brine extraction and reinjection processes contemplated by the Company. Other R&D projects may be performed for the Company by Telescope as required. The Company incurred $1,013 (June 30, 2023: $764) of costs related to this agreement during the period ended June 30, 2024.

As at June 30, 2024, there is $53 (June 30, 2023: $115) in Accounts payable and accrued liabilities owing to Telescope. Amounts due to Telescope are non-interest bearing, unsecured and have no fixed terms of repayment.

The balances of receivables and payables with the Company’s joint ventures as of June 30, are as follows:

	2024	2023
	$	$
Accounts receivable- unconsolidated affiliates	1,160	—
Accounts payable – unconsolidated affiliates	5,472	—

As of June 30, 2024, Accounts receivable – unconsolidated affiliates was $1,160. This represents receivables from SWA Lithium and Texas Lithium for reimbursement of costs paid by the Company on behalf of these entities.

As of June 30, 2024, Accounts payable – unconsolidated affiliates was $5,472. This represents cash received from SWA Lithium and Texas Lithium and is held by the Company in a separate account and designated for working capital needs associated with SWA Lithium and Texas Lithium. The maturity of this working capital balance is May 7, 2025.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

14.	Income Taxes

Deferred income tax expense varies from the amount that would be computed from applying the combined Canadian federal and provincial income tax rate to income before taxes as follows:

	2024	2023
Net income (loss) for the year before taxes	$182,489	$(41,989)
Statutory tax rate	27.0%	27.0%
Income tax recovery at the statutory rate	$49,272	$(11,337)
Non-deductible items and other differences	(55)	5,765
Differences in tax rates	(9,731)	1,009
Change in unrecognised tax benefits	(4,446)	4,563
Deferred income tax expense	$35,040	$—

The significant components of the Company’s deferred tax assets (liabilities) are as follows:

	2024	2023
Non-capital loss carry forwards	$27,537	$20,332
Investment in joint ventures	(52,496)	—
Capital assets	10,216	5,288
Research and development tax credits	2,937	—
Share issuance costs	1,202	314
Lease Liability	258	266
Mineral property interests	49	50
Deferred tax (liabilities) assets	(10,297)	26,250
Unrecognised deferred tax assets	(25,076)	(26,250)
Net deferred income tax liabilities	$(35,373)	$—

During the year ended June 30, 2024, the Company recognised a temporary difference in its income tax provision associated with its Investments in Joint Ventures, which is primarily attributable to the fair value adjustment discussed further in Note 4 – Deconsolidation of subsidiaries. This was recognised because the Company does not control the timing of the reversal of the temporary differences. The temporary differences specifically related to its investments resulted in a $52,496 deferred tax liability associated with its investments. In addition, the Company recognised the benefit of $15,781 of its US deferred tax assets related to tax losses, research and development tax credits and other temporary differences to offset a portion of the deferred tax liability as these will be available to offset any future taxable income generated by its investment in the joint venture.

At June 30, 2024, the Company has available non-capital tax losses for Canadian income tax purposes of approximately $67,534 available for carry-forward to reduce future years’ taxable income, if not utilized, expiring between 2030 and 2044. At June 30, 2024, the Company has available non-capital tax losses for United States income tax purposes of approximately $38,318, available for indefinite carry-forward to reduce future years’ taxable income.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

15.	Financial Instruments and Financial Risk Management

The Company’s financial instruments consist of cash, restricted cash, receivables, long-term investments, financial asset, accounts payable and accrued liabilities. A fair value hierarchy establishes three levels to classify the inputs of valuation technique used to measure fair value of financial instruments’ recorded on the consolidated statements of financial position. The lowest level of significant input is used to determine the instruments’ classification within the hierarchy.

The three levels of the fair value hierarchy are described below:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for similar items in active markets. The Company maximizes the use of observable market data and relies on entity-specific estimates at least possible; and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s policy is to recognise transfers into and out of fair value hierarchy levels at the end of the reporting period.

There were no transfers between Levels 1, 2 or 3 during the years ended June 30, 2024 and June 30, 2023.

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy:

	Level 1	Level 2	Level 3
June 30, 2024	$	$	$	Total
Financial asset – FID(1)	—	—	64,409	64,409
Investment in Aqualung Carbon Capture SA	—	—	3,420	3,420
(1)	Includes $38,224 and $26,185 related to SWA Lithium and Texas Lithium, respectively

	Level 1	Level 2	Level 3
June 30, 2023	$	$	$	Total
Investment in Aqualung Carbon Capture SA	—	—	3,314	3,314

The Financial asset - FID is measured at its acquisition-date fair value. The fair value of the financial asset was determined using a probability weighted discounted cash flow methodology which uses the S&P corporate bond yield curve based on the credit rating of the third party and considers the probability of the occurrence of reaching a positive final investment decision in either of our joint ventures. During the year ended June 30, 2024, the Company recorded a fair value gain on financial asset – FID of $530.

The Company’s Investment in Aqualung Carbon Capture SA is measured at fair value on a recurring basis. Information relating to Aqualung Carbon Capture SA is considered when determining its fair value. In addition to company‐specific information, the Company takes into account trends in general market conditions and the share performance of comparable publicly‐traded companies when valuing privately‐held investments.

The Company’s Board of Directors has the overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in response to the Company’s activities. Management regularly monitors compliance with the Company’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

15.	Financial Instruments and Financial Risk Management – continued

The Company is exposed to various risks such as interest rate, credit, and liquidity risk. To manage these risks, management determines what activities must be undertaken to minimize potential exposure to risks. The objectives of the Company in managing risk are as follows:

●	maintaining sound financial condition;
●	financing operations; and
●	ensuring liquidity to all operations.

In order to satisfy these objectives, the Company has adopted the following policies:

(i)	Credit risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations and arises principally from cash deposits. The maximum credit risk is the total of our financial assets, including cash. The Company maintains substantially all of its cash with two major financial institutions. The majority of cash held with these institutions exceeds the amount of insurance provided on such deposits.

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital (current assets less current liabilities) to try to ensure its expenditures will not exceed available resources. At June 30, 2024, the Company has working capital of $39,559 (June 30, 2023: working capital balance of $48,800).

(iii)	Foreign exchange risk

Foreign exchange risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. The Company is exposed to currency risk through the following assets and liabilities denominated in US dollars:

	June 30, 2024	June 30, 2023
	$	$
Cash	8,042	42,745
Accounts payable	(5)	(5,926)

At June 30, 2024, US Dollar amounts were converted at a rate of USD 1.00 to CAD 1.3679. A 10% increase or decrease in the US dollar relative to the Canadian dollar would result in a change of approximately $804 (June 30, 2023: $3,682) in the Company’s comprehensive income (loss) for the year to date.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

16.	Capital Management

The Company had $52.9 million of cash on hand as of June 30, 2024.

The Company also recently entered into strategic partnerships with Equinor, in which the Company received an initial cash payment of US$30 million to Standard Lithium and the commitment to invest an additional US$130 million in exchange for a 45% interest in SWA Lithium and Texas Lithium as discussed in Note 4. Additional capital expenditures will be funded on a pro-rata basis.

The Company’s objectives when managing capital are to safeguard the Company’s ability to pursue the exploration and development of its projects and to maintain a flexible capital structure. The Company’s current capital structure consists of common equity funding and partnerships.

As the Company is currently in the exploration and development phase, none of its financial instruments are exposed to commodity price risk; however, the Company’s ability to obtain long-term financing and its economic viability may be affected by commodity price volatility.

The Company manages its capital structure and may adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets.

In order to carry out planned exploration and development of its projects and pay for administrative costs, the Company will spend its existing working capital or utilise further equity financing, debt financing, convertible debt, or other means.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

17.	Supplemental Cash Flow Information

Non-cash Financing and Investing Activities	2024	2023
	$	$
Shares issued for exploration and evaluation assets	—	2,000
Exploration and evaluation expenditures included in accounts payable	5	3,113
Aqualung Carbon Capture expenditure included in accounts payable	—	1

18.Contingencies

On January 27, 2022, a putative securities class action lawsuit was filed against the Company, Robert Mintak and Kara Norman in the United States District Court for the Eastern District of New York, captioned Gloster v. Standard Lithium Ltd., et al., 22-cv-0507 (E.D.N.Y.) (the “Action”). The complaint purports to seek relief on behalf of a class of investors who purchased or otherwise acquired the Company’s publicly traded securities between May 19, 2020 and November 17, 2021, and asserts violations of Section 10(b) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) against all defendants and Section 20(a) of the Exchange Act against the individually-named defendants. On April 27, 2022, the court granted Curtis T. Arata’s motion for appointment as lead plaintiff in the Action. Lead plaintiff filed an amended complaint on June 29, 2022, adding Andrew Robinson as a defendant and extending the class period to February 3, 2022. The amended complaint alleges, among other things, that during the proposed class period, defendants misrepresented and/or failed to disclose certain facts regarding the Company’s LiSTR DLE technology and “final product lithium recovery percentage” at its DLE Demonstration Plant in southern Arkansas. The amended complaint seeks various forms of relief, including monetary damages in an unspecified amount. Defendants filed a motion to dismiss the amended complaint on August 10, 2022, which became fully briefed on September 28, 2022. The Company intends to vigorously defend against the Action. As at June 30, 2024, the Company has not recorded any provision associated with this matter, as the outcome is undeterminable at this time.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Expressed in thousands of Canadian dollars, except where indicated and share and per share amounts)

19.	Subsequent Events

On July 23, 2024, the Company signed an agreement with an arms-length third-party advisor to settle a fee of US$800,000 in consideration for the issuance of 666,667 common shares at a deemed price of US$1.20 per Advisory Share. The consultant was subsequently appointed as a member of executive management. Services provided were advisory in nature and did not assume management responsibilities.

On August 9, 2024, the Company granted 1,063,394 stock options, 1,357,289 RSUs, and 441,935 DSUs to employees, directors, and management under the Company’s shareholder-approved incentive plans. The stock options, exercisable at $1.55 per share, will vest in equal thirds over 36 months and expire in 60 months. The RSUs will also vest in equal thirds over 36 months. DSUs will vest after 12 months and settle in common shares upon the holder’s departure from the Company or a change of control.

On September 1, 2024, David Park was appointed as the Chief Executive Officer and Director of the Company following the retirement of Robert Mintak.

On September 20, 2024, the Company announced that SWA Lithium LLC, which holds the South West Arkansas Project, and that the Company holds a 55% joint venture interest in, had been selected for a US$225 million grant from the U.S. Department of Energy (“DOE”). The provisional grant is dependent on completing successful final negotiations with the DOE.